Exhibit 99.1

BEZEQ THE ISRAEL TELECOMMUNICATION
CORPORATION LTD.

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

JUNE 30, 2011

(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Financial Statements as at June 30, 2011 (unaudited)

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Review Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

Introduction
We have reviewed the accompanying financial information of Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries (hereinafter - “the Group"), comprising of the condensed consolidated interim statement of financial position as of June 30,2011 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34  “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute 2.37% of the total consolidated assets as of June 30,2011, and whose revenues constitute 1.72% and 1.78% of the total consolidated revenues for the six and three month periods then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Group of which the exposure cannot yet be assessed or calculated, as described in Note 5.

Somekh Chaikin
Certified Public Accountants (Isr.)

August 1, 2011

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Assets

Cash and cash equivalents	463	195	365
Investments, including derivatives	24	47	7
Trade receivables	2,855	2,678	2,701
Other receivables	233	266	227
Inventories	277	169	178
Assets classified as held for sale	20	38	29

Total current assets	3,872	3,393	3,507

Investments, including derivatives	112	138	129
Trade and other receivables	1,474	940	1,114
Property, plant and equipment	5,890	5,513	5,610
Intangible assets	2,269	2,058	2,248
Deferred and other expenses	274	308	292
Investments in equity-accounted investees (mainly loans)	1,050	1,136	1,084
Deferred tax assets	259	334	254

Total non-current assets	11,328	10,427	10,731

Total assets	15,200	13,820	14,238

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	1,249	1,182	949
Trade payables	1,005	988	1,061
Other payables, including derivatives	855	652	770
Current tax liabilities	309	195	267
Deferred income	39	33	33
Provisions	253	371	251
Employee benefits	488	454	269
Dividend payable (see Note 6)	972	-	-

Total current liabilities	5,170	3,875	3,600

Debentures	2,034	1,995	1,967
Bank loans	3,701	2,052	2,801
Employee benefits	267	295	305
Other liabilities	43	5	43
Provisions	70	73	69
Deferred tax liabilities	66	76	83
Dividend payable (see Note 6)	1,369	-	-

Total non-current liabilities	7,550	4,496	5,268

Total liabilities	12,720	8,371	8,868

Equity
Total equity attributable to equity holders of the Company	2,438	5,400	5,327
Non-controlling interests	42	49	43

Total equity	2,480	5,449	5,370

Total equity and liabilities	15,200	13,820	14,238

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 1, 2011

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Continuing operations
Revenues (Note 8)	5,806	5,896	2,893	2,981	11,987

Costs and expenses
Depreciation and amortization	683	691	348	348	1,409
Salaries	1,072	994	540	489	2,024
General and operating expenses (Note 9)	2,263	2,442	1,132	1,224	5,026
Other operating expenses (income), net	188	(95)	(62)	(70)	(216)

	4,206	4,032	1,958	1,991	8,243

Operating profit	1,600	1,864	935	990	3,744

Financing income (expenses)
Financing expenses	259	137	157	101	391
Financing income	(177)	(124)	(95)	(66)	(282)

Financing expenses, net	82	13	62	35	109

Segment profit (loss) after financing expenses, net	1,518	1,851	873	955	3,635

Share of losses of equity-accounted investees	137	109	72	86	261

Profit before income tax	1,381	1,742	801	869	3,374

Income tax	390	462	216	231	932

Profit for the period	991	1,280	585	638	2,442

Attributable to:
Owners of the Company	992	1,280	585	638	2,443
Non-controlling interests	(1)	* -	-	* -	(1)

Profit for the period	991	1,280	585	638	2,442

Earnings per share
Basic earnings per share (NIS)	0.37	0.48	0.22	0.24	0.91

Diluted earnings per share (NIS)	0.36	0.47	0.21	0.24	0.90

* Less than NIS 500,000

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Profit for the period	991	1,280	585	638	2,442

Other comprehensive profit (loss) for the period, net of tax	(1)	-	(1)	1	13

Total comprehensive income for the period	990	1,280	584	639	2,455

Attributable to:
Owners of the Company	991	1,280	584	639	2,456
Non-controlling interests	(1)	- *	-	- *	(1)

Total comprehensive income for the period	990	1,280	584	639	2,455

* Less than NIS 500,000

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company
Six months ended June 30, 2011 (unaudited)
Balance at January 1, 2011 (audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370
Profit for the period (unaudited)	-	-	-	-	-	992	992	(1)	991
Other comprehensive income for the period (audited)	-	-	-	-	(1)	-	(1)	-	(1)

Total comprehensive income for the period (unaudited)	-	-	-	-	(1)	992	991	(1)	990
Transactions with owners recognized directly in equity
Dividends to Company shareholders not in compliance with the earnings test (unaudited) (see Note 6)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividend to Company shareholders (unaudited)	-	-	-	-	-	(1,163)	(1,163)	-	(1,163)
Share-based payments(unaudited)	-	-	84	-	-	-	84	-	84
Exercise of options for shares (unaudited)	16	53	(59)		-	-	10	-	10

Balance at June 30, 2011 (unaudited)	3,814	35	171	390	(11)	(1,961)	2,438	42	2,480

Six months ended June 30, 2010 (unaudited)
Balance at January 1, 2010 (audited)	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538
Profit for the period (unaudited)	-	-	-	-	-	1,280	1,280	-	1,280
Transactions with owners recognized directly in equity
Dividend to Company shareholders (unaudited)	-	-	-	-	-	(2,453)	(2,453)	-	(2,453)
Share-based payments(unaudited)	-	-	11	-	-	-	11	-	11
Exercise of options for shares(unaudited)	16	70	(68)	-	-	-	18	-	18
Non-controlling interests in a business combination (unaudited)	-	-	-	-	-	-	-	55	55

Balance at June 30, 2010 (unaudited)	6,203	345	153	390	(5)	(1,686)	5,400	49	5,449

* Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Three months ended June 30, 2011 (unaudited)
Balance at April 1, 2011 (unaudited)	3,803	-	170	390	(10)	(1,383)	2,970	42	3,012
Profit for the period (unaudited)	-	-	-	-	-	585	585	-	585
Other comprehensive income for the period (unaudited)	-	-	-	-	(1)	-	(1)	-	(1)

Comprehensive income for the period (unaudited)	-	-	-	-	(1)	585	584	-	584
Transactions with owners recognized directly in equity
Dividend to Company shareholders (unaudited)	-	-	-	-	-	(1,163)	(1,163)	-	(1,163)
Share-based payments(unaudited)	-	-	41	-	-	-	41	-	41
Exercise of options for shares(unaudited)	11	35	(40)	-	-	-	6	-	6

Balance at June 30, 2011 (unaudited)	3,814	35	171	390	(11)	(1,961)	2,438	42	2,480
Three months ended June 30, 2010 (unaudited)
Balance at April 1, 2011 (unaudited)	6,201	338	154	390	(6)	129	7,206	(6)	7,200
Profit for the period (unaudited)	-	-	-	-	-	638	638	-	638
Other comprehensive income for the period (audited)	-	-	-	-	1	-	1	-	1

Total comprehensive income for the period (unaudited)	-	-	-	-	1	638	639	-	639
Transactions with owners recognized directly in equity
Dividend to Company shareholders (unaudited)	-	-	-	-	-	(2,453)	(2,453)	-	(2,453)
Share-based payments(unaudited)	-	-	5	-	-	-	5	-	5
Exercise of options for shares(unaudited)	2	7	(6)	-	-	-	3	-	3
Non-controlling interests in a business combination (unaudited)	-	-	-	-	-	-	-	55	55

Balance at June 30, 2011 (unaudited)	6,203	345	153	390	(5)	(1,686)	5,400	49	5,449

* Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for options for employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves *	Deficit	Total	Non-controlling interests	Total equity
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
	Attributable to owners of the Company

Year ended December 31, 2010

Balance at January 1, 2010	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the year	-	-	-	-	-	2,443	2,443	(1)	2,442
Other comprehensive income for the year, net of tax	-	-	-	-	-	13	13	-	13

Total comprehensive income for the year	-	-	-	-	-	2,456	2,456	(1)	2,455

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments	-	-	39	-	-	-	39	-	39
Exercise of options for shares	26	103	(103)	-	-	-	26	-	26
Transfers by non-controlling interests, net	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	57	57
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)

Balance as at December 31, 2010	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

* Including translation reserve, reserve from available-for-sale assets and reserve from transactions with non-controlling interests

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the period	991	1,280	585	638	2,442
Adjustments:
Depreciation	527	546	268	274	1,114
Amortization of intangible assets	143	133	73	68	269
Amortization of deferred and other expenses	13	12	7	6	26
Profit from a controlling shareholder in an investee	-	(57)	-	(57)	(57)

Share of losses of equity-accounted investees	137	109	72	86	261
Financing expenses, net	119	34	83	40	113
Capital gain, net	(87)	(29)	(43)	(2)	(171)
Share-based payment	84	11	41	5	35
Income tax expenses	390	462	216	231	932
Expenses (income) for derivatives, net	-	(8)	-	(12)	10

Change in inventory	(104)	93	(34)	15	84
Change in trade and other receivables	(507)	(244)	(186)	(72)	(300)
Change in trade and other payables	(69)	(156)	(164)	(14)	(21)
Change in provisions	2	(12)	(7)	(8)	(136)
Change in employee benefits	182	(53)	(49)	(28)	(215)

Net income tax paid	(376)	(339)	(192)	(194)	(690)
Net cash from operating activities	1,445	1,782	670	976	3,696

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(158)	(158)	(80)	(70)	(343)
Proceeds from the sale of property, plant and equipment and deferred expenses	236	41	49	26	133
Change in current investments, net	(2)	110	6	(31)	138
Purchase of property, plant and equipment	(797)	(607)	(375)	(326)	(1,279)
Proceeds from disposal of investments and long-term loans	6	4	5	2	11
Investments and long-term loans	(3)	(3)	(2)	(2)	(6)
Payment for derivatives	(11)	-	-	-	(2)
Business combinations less cash acquired	-	(30)	-	(30)	(145)
Interest and dividend received	12	7	9	7	9
Net cash used in investing activities	(717)	(636)	(388)	(424)	(1,484)

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Statements of Cash Flows (contd.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flows used in financing activities
Bank loans received	1,600	1,900	1,600	1,900	2,670
Issue of debentures	400	-	400	-	-
Repayment of loans	(24)	(424)	(15)	(415)	(448)
Repayment of debentures	(757)	(622)	(665)	(416)	(697)
Short-term borrowing, net	(3)	225	(2)	225	(6)
Dividends paid	(1,663)	(2,453)	(1,663)	(2,453)	(3,733)
Interest paid	(193)	(175)	(161)	(145)	(237)
Proceeds from exercise of options and others	10	18	6	3	24
Net cash used for financing activities	(630)	(1,531)	(500)	(1,301)	(2,427)

Net increase (decrease) in cash and cash equivalents	98	(385)	(218)	(749)	(215)
Cash and cash equivalents at beginning of period	365	580	681	944	580
Cash and cash equivalents at end of period	463	195	463	195	365

The attached notes are an integral part of these condensed consolidated interim financial statements

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 1 – REPORTING ENTITY

A.
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as “the Group”), as well as the Group’s interest in associates. The Group is a principal provider of communication services in Israel (see also Note 10 – Segment Reporting).

B.
As from April 14, 2010, the ultimate controlling shareholder in the Company is Shaul Elovitch, together with his brother, Yosef Elovitch, through their holdings in Eurocom Communications Ltd., the controlling shareholder in Internet Gold-Golden Lines Ltd., which controls B Communications Ltd. (“B Communications”). B Communications holds Company shares through a company that it controls. At June 30, 2011, this company held 31.23% of the Company’s shares. Each of these companies is also considered as a controlling shareholder in the Company.

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and adjusted according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All of the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision. The intensifying competition and changes in the communication market could have an adverse effect on the business results of the Group.

NOTE 2 - BASIS OF PREPARATION

A.
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

B.
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2010 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

C.	The condensed consolidated interim financial statements were approved by the Board of Directors on August 1, 2011.

D.	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from the estimates used.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 3 – REPORTING PRINCIPLES AND ACCOUNTING POLICY

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the Annual Financial Statements for the year ended December 31, 2010, except as described below.

A.	Recognition of actuarial gains or losses

The Group does not produce, in every interim reporting period, an updated actuarial assessment for measuring employee benefits, unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

B.	Initial application of new accounting standards

(1)
Related party disclosures

As from January 1, 2011 the Group applies IAS 24 (2009) – Related Party Disclosures (“the Standard”). The Standard includes changes in the definition of a related party and modifications of disclosure requirements for government-related entities. The Standard is applied retrospectively.

The Group mapped related parties for initial application of the Standard. According to the new definition and following the mapping, new related parties were identified. The Group had no transactions with these related parties in the reporting period or in corresponding periods.

(2)
Interim financial reporting

As from January 1, 2011, the Company applies the amendment to IAS 34 – Interim Financial Reporting: significant events and transactions ("the Amendment"), issued under Annual Improvements to IFRSs, 2010 of the International Accounting Standards Board (IASB). The Amendment expands the list of events and transactions requiring disclosure in interim financial statements. In addition, the minimum requirement for disclosure in the current standard, prior to the Amendment, was eliminated. Application of the Amendment did not have an effect on the financial statements.

C.	New standards and interpretations not yet adopted

(1)
In May 2011, the IASB published a new set of accounting standards for consolidation of financial statements and related issues. The new set of standards is part of the joint consolidation project of the IASB and FASB and replaces the existing standards for consolidation of financial statements and joint ventures with a number of changes relating to associates. The Group is examining the effect of adopting the standards on the financial statements. New standards published:

a.
IFRS 10, Consolidated Financial Statements (“the Standard”) supersedes the guidelines of IAS 27, Consolidated and Separate Financial Statements and the guidelines of SIC 12, Consolidation - Special Purpose Entities for consolidation of financial statements, so that IAS 27 will continue to apply only to separate financial statements. The Standard is effective retrospectively for annual periods commencing on or after January 1, 2013. Early application is permitted, subject to disclosure and early adoption of the two other standards that were published at the same time: IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities.

b.
IFRS 11, Joint Arrangements (“the Standard”) supersedes the guidelines of IAS 31, Interests in Joint Ventures ("IAS 31") and amends some of the guidelines of IAS 28, Investments in Associates. The Standard will be applied retrospectively for annual periods beginning on or after January 1, 2013, however there are specific guidelines for retrospective application in some cases. Early application is permitted, subject to disclosure and early adoption of the two other standards that were published at the same time: IFRS 10, Consolidated Financial Statements and IFRS 12, Disclosure of Interests in Other Entities.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 3 – REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONTD.)

C.	New standards and interpretations not yet adopted (contd.)

(1)	(Contd.)

c.
IFRS12, Disclosure of Interests in other Entities ("the Standard") defines requirements for comprehensive disclosure for interests in subsidiaries, joint arrangements (jointly-controlled entities and joint ventures) in associates and structured entities. The Standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted, subject to early adoption of the two other standards that were published at the same time: IFRS 11, Joint Arrangements and IFRS 10, Consolidated Financial Statements. However, the other disclosure requirements according to IFRS 12 can also be early adopted without early adoption of the other standards.

(2)
In May 2011, IFRS 13, Fair Value Measurement ("the Standard") was published. The Standard supersedes the guidelines for fair value measurement in other IFRSs and will serve as the sole source for guidelines regarding fair value measurement under IFRS. For this purpose, the Standard defines fair value, provides guidelines for fair value measurement and determines new disclosure requirements for fair value measurement. The Standard is effective for annual periods beginning on January 1, 2013. Early implementation is permitted, with disclosure. The Standard will be applied prospectively and disclosure requirements will not apply to comparative information for periods prior to initial application of the Standards. The Group is examining the effect of adopting the Standard on the financial statements.

(3)
In June 2011, the amendment to IAS 19, Employee Benefits ("the Amendment") was published. The Amendment includes a number of revisions to accounting guidelines for employee benefits. The Amendment excludes the option of deferring recognition of actuarial gains and losses and unvested past service costs. Additionally, definitions of short-term employee benefits and other long-term employee benefits were changed and disclosure requirements were added for defined benefit plans, to provide more comprehensive information about the characteristics of defined benefit plans and the risks associated with these plans. According to the Amendment, termination benefits will be recognized at the earlier of the following dates: when the Group recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that included the payment of termination benefits; or when the entity can no longer withdraw the offer of those benefits.  The Amendment is effective retrospectively for annual periods commencing on or after January 1, 2013. Early application is permitted, with disclosure. At this stage, the Group is examining the effect of adopting the Amendment on the financial statements.

NOTE 4 – GROUP ENTITIES

A detailed description of the Group entities appears in Note 13 to the Group's Annual Financial Statements as at December 31, 2010. Below are details of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

Equity-accounted associates

DBS Satellite Services (1998) Ltd.

(1)	For information about the financial position of DBS, see Note 4 to the financial statements of DBS for the six and three months ended June 30, 2011, attached to these reports.

(2)	DBS has a current debt to the Group companies of NIS 58 million, of which NIS 48 million is to the Company.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 5 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed against the Group companies and there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 236 million, where provisions are required to cover the exposure resulting from such claims.
In the opinion of the managements of the Group companies, the additional exposure at June 30, 2011, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 13.8 billion (of which NIS 1.6 billion is for claims, which at this stage, cannot be assessed, as set out in sections B and E below). For updates subsequent to the reporting date, see section B below. This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

A detailed description of the Group's contingent liabilities appears in Note 18 to the Group's Annual Financial Statements as at December 31, 2010. Following is a detailed description of the Group's contingent liabilities at June 30, 2011, classified into groups with similar characteristics.

A.	Employee claims

In the 2010 financial statements, the Group estimated that as at December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 2 billion and are mainly related to claims filed by groups of employees or individual claims with wide ramifications. Of this amount, a total of NIS 1.8 billion is for an individual procedure (the amount claimed is not material) and for indirect lateral effects that may arise from the grounds of the claim in this procedure. In respect of this procedure, subsequent to the approval date of the financial statements for 2010, the Company received a revised opinion that estimates that as at December 31, 2010, the claim is unlikely to be accepted. Accordingly, the Company believes that the exposure for NIS 1.8 billion out of the total exposure estimated by the Company is unlikely. At June 30, 2011, the possible exposure amounts to NIS 230 million, and refers to other claims described above. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 99 million, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

At June 30, 2011, the amount of the additional exposure for customer claims amounts to NIS 6.9 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 1.6 billion, which, at this stage, cannot yet be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claims. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 53 million, where provisions are required to cover the exposure arising from such claims.

In addition, subsequent to the reporting date, customer claims against Group companies with exposure of NIS 240 million came to an end.

C.	Supplier and communication provider claims

At June 30, 2011, the amount of the additional exposure for supplier and communication provider claims amounts to NIS 997 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 9 million, where provisions are required to cover the exposure arising from such claims.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

D.	Claims for punitive damages

At June 30, 2011, the amount of the additional exposure for punitive damages amounts to NIS 5.1 billion (beyond the provisions included in these financial statements). This amount does not include claims for which the insurance coverage is not disputed. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claims.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1 million, where provisions are required to cover the exposure resulting from such claims.

E.	Claims by developers and companies

At June 30, 2011, the amount of the additional exposure for claims by developers and companies amounts to NIS 250 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 11 million, where provisions are required to cover the exposure arising from such claims.

F.	Claims by the State and authorities

At June 30, 2011, the amount of the additional exposure for claims by the State and authorities amounts to NIS 285 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 63 million, where provisions are required to cover the exposure resulting from such claims.

For claims against DBS, see Notes 5 and 7 to the financial statements of DBS as at June 30, 2010, which are attached to these financial statements.

NOTE 6 – EQUITY AND SHARE-BASED PAYMENTS

A.	Below are details of the Company's equity:

Registered			Issued and paid up
June 30, 2011	June 30, 2010	December 31, 2010	June 30, 2011	June 30, 2010	December 31, 2010
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,825,000,000	2,749,000,000	2,825,000,000	2,702,114,767	2,675,835,682	2,685,917,052

B.
Following the exercise of options by employees in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2010, in the six months ended June 30, 2011, the Company issued 16,197,715 ordinary shares of NIS 1 par value each.

C.
Subsequent to the reporting date and through July 31, 2011, following the exercise of options by the employees, in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2010, the Company issued 3,938,563 ordinary shares of NIS 1 par value each.

D.
In March 2011, the Board of Directors of the Company approved the allotment of 1,900,000 options to Company employees, according to the 2010 employee options plan set out in Note 27(C) to the financial statements as at December 31, 2010. In practice, in April 2011, employees were allocated 1,306,374 options out of these options. The theoretical economic value of the allotted options, calculated at the allotment date and based on a weighted Black and Scholes model, is NIS 6 million.

E.
On April 13, 2011, the general meeting of the shareholders of the Company approved the recommendation of the Board of Directors of the Company of March 7, 2011 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 1.163 billion, representing NIS 0.4305716 per share and 43.05716% of the Company’s issued and paid up capital on the record date (May 4, 2011). The dividend was paid on May 19, 2011.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 6 – EQUITY AND SHARE-BASED PAYMENTS (CONTD.)

F.
Further to Note 21(C) to the financial statements as at December 31, 2010 regarding a planned distribution of NIS 3 billion to the Company's shareholders, a sum not in compliance with the earnings test, as defined in section 302 Companies Law, 1999, on March 31, 2011 the court approved the Company's petition to approve the distribution.

The dividend is distributed in six equal semi-annual payments, from 2011-2013, (without interest or linkage payments), together with the Company’s regular dividend distribution. The first payment of NIS 500 million (which at the record date, May 4, 2011 constitutes NIS 0.1851125 per share and 18.51125% of the Company's issued and paid up capital) was paid to shareholders on May 19, 2011.

The liability for the distribution is recognized as a financial liability and was initially measured at its present value at the date approval was received from the court. Discounting is based on the expected payment dates, at a discount rate of 3.81%-5.05%.

The dividend is stated as follows:

	June 30, 2011
	Dividend to pay undiscounted	Presented in the statement of financial position at current value plus financing expenses Accumulated from March 31, 2011 to June 30, 2011
	(Unaudited)	(Unaudited)
	NIS millions	NIS millions

Current liabilities	1,000	972
Non-current liabilities	1,500	1,369

	2,500	2,341

On July 3, 2011, a holder of the Company's Debentures (Series 5) petitioned the court to order the Company to submit a revised opinion and to permit submission of responses in view of the revised opinion, including to submit  objections, alleging that there has been a change in  circumstances that justifies  reassessment of the Company's solvency: raising debt of NIS 3 billion by the Company (as described in Note 12D below), immediately, instead of between 2011-2013, according to the assumption in the economic opinion attached to the Company's application, and the downgrade of the Company's rating to negative. On July 10, 2011, the Company submitted its response to the petition, claiming that the petition should be rejected since there have been no changes to the circumstances as alleged by the applicant and/or changes that justify reexamination of the decision regarding the reduction of capital,  and that this was a final and absolute decision. On July 25, 2011, further to the court ruling, the Company received the response of the Israel Securities Authority ("the ISA") to the petition and to the Company's response, which did not require the ISA to address the issue in the petition: whether circumstances had changed since the court ruling. However, according to the ISA, if there is a material deterioration in the Company's position between the date that the commitment is provided and the distribution is approved and the date that the dividend is paid, the Company's Board of Directors will reassess the Company's compliance with the distribution test. If there are no appropriate profits for distribution, the Company will reapply for court approval, unless the court ruling includes instructions that also take into account future changes in the Company's circumstances. The case was scheduled for a hearing on September 19, 2011.

G.
On August 1, 2011, the Board of Directors of the Company resolved to recommend to the general meeting (which will convene on September 7, 2011) the distribution of a cash dividend to the shareholders in the amount of NIS 992 million. The record date for the distribution is September 18, 2011 and the payment date is October 5, 2011. In addition to this distribution (to the extent that it is approved), the second portion of the special dividend amounting to NIS 500 million will be paid (as set out in section F above).

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 7 –TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.
Further to Note 30(F) to the financial statements as at December 31, 2010, on April 13, 2011, the general meeting of the Company’s shareholders approved a maximum bonus for 2010 for the former chairman of the Company’s Board of Directors, under the terms of his employment agreement, as approved by the general meeting on June 1, 2008, of 18 monthly salaries, amounting to NIS 3.507 million.

B.
Further to Note 30(E)(2)(m) to the financial statements as at December 31, 2010, regarding a framework transaction for three years for the Company's engagement in future insurance policies to cover D&O liability, in April 2011, the general meeting of the Company's shareholders approved the framework agreement.

C.
Further to Note 30 (E)(2)(n) to the financial statements as at December 31, 2010 regarding the Company's engagement in a D&O liability insurance policy for one year, beginning on April 14, 2011, the general meeting of the Company’s shareholders approved the engagement in April 2011.

D.
On June 28, 2011, the Board of Directors of the Company approved a vote at the general meeting of DBS shareholders in favor of an agreement between DBS with Advanced Digital Broadcast SA ("ADB") and Eurocom Digital Communications Ltd. ("Eurocom Digital Communications") for the purchase of yesMaxHD converters and receipt of suppliers credit in USD from Eurocom for an additional 60 days in connection with the purchase of the converters, as follows: (1) An additional order of yesMaXHD converters from Eurocom Digital Communications and ADB, further to the orders approved at the Company's general meeting on July 29, 2010 and April 13, 2011, according to the framework agreement, at a total cost of USD 20.7 million (the price is for sea shipment; for earlier delivery that requires air shipment, DBS will cover the additional shipping cost); (2) supplier credit in USD from Eurocom Digital Communication for an additional 60 days ("the Additional Credit Period") in connection with the purchase of the converters. According to the framework agreement, the payment terms are EOM + 35 days. For the Additional Credit Period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 million and payment of the annual interest is estimated as NIS 724,000. The approval requires the approval of the general meeting of the Company's shareholders, which will convene on August 4, 2011.

E.
On June 28, 2011, the Board of Directors of the Company approved (after approval of the Audit Committee) preliminary commitments from Eurocom Capital Underwriting Ltd. ("Eurocom Capital Underwriting") (a company indirectly controlled by Eurocom Communications Ltd., the indirect controlling owner of the Company), in a tender for classified investors for a public offering of Debentures (Series 6-8) (as described in Note 12D below). In the Company's institutional tender of June 28, 2011, preliminary commitments amounting to 5% of the total debentures relevant to the preliminary commitments from classified investors for each of the Debentures Series (6 to 8) were received from Eurocom Capital Underwriting.

As part of the shelf offering prospectus, Eurocom Capital Underwriting acquired 43,938,000 Debentures (Series 6), 18,885,000 Debentures (Series 7) and 48,849,000 Debentures (Series 8).

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 8 – REVENUES

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010*	2011	2010*	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Domestic fixed-line communications
Fixed line telephony	1,184	1,537	587	774	3,074
Internet - infrastructure	534	471	269	235	977
Transmission and data communication	371	361	188	179	713
Other services	120	107	56	52	226

	2,209	2,476	1,100	1,240	4,990

Cellular
Cellular services and terminal equipment	1,251	1,643	606	834	3,286
Value-added services	580	479	297	246	1,014
Sale of terminal equipment	1,014	574	513	288	1,176

	2,845	2,696	1,416	1,368	5,476

International communications, internet and NEP services	629	667	314	332	1,334

Other	123	57	63	41	187

	5,806	5,896	2,893	2,981	11,987

(*)	Revenues from transmission and data communication and from value-added services were reclassified and presented separately.

NOTE 9 – OPERATING AND GENERAL EXPENSES

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Materials and spare parts	788	520	397	257	1,049
General expenses	591	563	299	280	1,184
Cellular telephone expenses	434	912	220	476	1,866
International communication expenses	152	158	75	73	325
Building maintenance	135	121	67	57	107
Vehicle maintenance expenses	48	64	19	33	132
Services and maintenance by sub-contractors	51	60	24	27	265
Royalties to the State of Israel	53	33	26	17	74
Collection fees	11	11	5	4	24

	2,263	2,442	1,132	1,224	5,026

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 10 – SEGMENT REPORTING

A.           Operating segments

	Six months ended June 30, 2011 (unaudited):
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues from external sources	2,208	2,844	629	810	118	(810)	5,799
Inter-segment revenues	140	44	33	-	18	(228)	7

Total revenues	2,348	2,888	662	810	136	(1,038)	5,806

Depreciation and amortization	333	282	51	140	11	(134)	683

Segment results – operating profit	728	756	121	127	5	(137)	1,600

Financing expenses	215	36	5	298	2	(297)	259
Financing income	(116)	(55)	(5)	(10)	-	9	(177)

Total financing expenses (income), net	99	(19)	-	288	2	(288)	82

Segment profit (loss) after financing expenses, net	629	775	121	(161)	3	151	1,518
Share of losses of equity- accounted investees	-	-	-	-	-	137	137

Segment profit (loss) before income tax	629	775	121	(161)	3	14	1,381
Income tax	176	186	29	-	1	(2)	390

Segment results – net profit (loss)	453	589	92	(161)	2	16	991

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.    Operating segments (Contd.)

	Six months ended June 30, 2010 (unaudited):
	Domestic fixed-line communication	Cellular telephone	International communication and internet services *	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues from external sources	2,474	2,695	667	787	54	(789)	5,888
Inter-segment revenues	137	127	18	-	16	(290)	8

Total revenues	2,611	2,822	685	787	70	(1,079)	5,896

Depreciation and amortization	341	298	46	132	6	(132)	691

Segment results – operating profit	993	684	185	66	2	(66)	1,864

Financing expenses	106	30	6	221	-	(226)	137
Financing income	(78)	(45)	(4)	(4)	(2)	9	(124)

Total financing expenses (income), net	28	(15)	2	217	(2)	(217)	13

Segment profit (loss) after financing expenses, net	965	699	183	(151)	4	151	1,851
Share in the (profits) losses of equity- accounted investees	-	-	3	-	-	(112)	(109)

Segment profit (loss) before income tax from continuing operations	965	699	186	(151)	4	39	1,742
Profit from discontinued operations	-	-	1	-	-	(1)	-
Income tax	256	173	32	-	1	-	462

Segment results – net profit (loss)	709	526	155	(151)	3	38	1,280

* Restated following deconsolidation of a previously consolidated subsidiary of Bezeq International

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.    Operating segments (Contd.)

	Three months ended June 30, 2011 (unaudited)
	Domestic fixed-line communication	Cellular telephone	International communication and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues from external sources	1,100	1,416	314	404	59	(404)	2,889
Inter-segment revenues	70	22	19	-	10	(117)	4

Total revenues	1,170	1,438	333	404	69	(521)	2,893

Depreciation and amortization	171	143	27	71	4	(68)	348

Segment results – operating profit	517	357	60	66	4	(69)	935

Financing expenses	135	21	2	160	1	(162)	157
Financing income	(62)	(30)	(3)	(6)	-	6	(95)

Total financing expenses (income), net	73	(9)	(1)	154	1	(156)	62

Segment profit (loss) after financing expenses, net	444	366	61	(88)	3	87	873
Share of losses of equity-accounted investees	-	-	-	-	-	72	72

Segment profit (loss) before income tax	444	366	61	(88)	3	15	801
Income tax	114	87	15	-	1	(1)	216

Segment results – net profit (loss)	330	279	46	(88)	2	16	585

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 10 – SEGMENT REPORTING (CONTD.)

A.    Operating segments (contd.)

	Three months ended June 30, 2010 (unaudited):
	Domestic fixed-line communication	Cellular telephone	International communication and internet services *	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues from external sources	1,239	1,367	332	396	41	(398)	2,977
Inter-segment revenues	68	62	10	-	10	(146)	4

Total revenues	1,307	1,429	342	396	51	(544)	2,981

Depreciation and amortization	171	149	23	68	5	(68)	348

Segment results – operating profit	503	362	123	7	2	(7)	990

Financing expenses	79	18	3	154	-	(153)	101
Financing income	(50)	(11)	(2)	(4)	(2)	3	(66)

Total financing expenses (income), net	29	7	1	150	(2)	(150)	35

Segment profit (loss) after financing expenses, net	474	355	122	(143)	4	143	955
Share in the profits (losses) of equity-
accounted investees	-	-	1	-	-	(87)	(86)

Segment profit (loss) before income tax from continuing operations	474	355	123	(143)	4	56	869
Profit from discontinued operations	-	-	1	-	-	(1)	-
Income tax	125	88	16	-	2	-	231

Segment results – net profit (loss)	349	267	108	(143)	2	55	638

* Restated following deconsolidation of a previously consolidated subsidiary of Bezeq International

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 10 - SEGMENT REPORTING (CONTD.)

A.    Operating segments (contd.)

	Year ended December 31, 2010
	Domestic fixed-line communication	Cellular telephone	International communication and internet services *	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues from external sources	4,990	5,474	1,333	1,578	178	(1,578)	11,975
Inter-segment revenues	273	258	47	5	32	(603)	12

Total revenues	5,263	5,732	1,380	1,583	210	(2,181)	11,987

Depreciation and amortization	690	601	94	285	15	(276)	1,409

Segment results – operating profit	2,043	1,383	320	178	14	(194)	3,744

Financing expenses	282	111	11	500	3	(516)	391
Financing income	(192)	(100)	(6)	(9)	-	25	(282)

Total financing expenses (income), net	90	11	5	491	3	(491)	109

Segment profit (loss) after financing expenses, net	1,953	1,372	315	(313)	11	297	3,635

Share in the profits (losses) of equity- accounted investees	-	-	3	-	-	(264)	(261)

Segment profit (loss) before income tax from continuing operations	1,953	1,372	318	(313)	11	33	3,374
Profit from discontinued operations	-	-	1	-	-	(1)	-
Income tax	527	339	65	1	4	(4)	932

Segment results – net profit (loss)	1,426	1,033	254	(314)	7	36	2,442

* Restated following deconsolidation of a previously consolidated subsidiary of Bezeq International

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 10 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010*	2011	2010*	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues
Revenues from reporting segments	6,708	6,905	3,345	3,474	13,958
Revenues from other segments	136	70	69	51	210
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(228)	(290)	(117)	(146)	(603)
Cancellation of revenue from a segment classified as an associate	(810)	(787)	(404)	(396)	(1,578)
Other adjustments	-	(2)	-	(2)	-

Consolidated revenues	5,806	5,896	2,893	2,981	11,987

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010*	2011	2010*	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Profit or loss
Operating profit for reporting segments	1,732	1,928	1,000	995	3,924
Cancellation of results of a segment classified as an associate	(127)	(66)	(66)	(7)	(178)
Financing expenses, net	(82)	(13)	(62)	(35)	(109)

Share of losses of equity-accounted investees	(137)	(109)	(72)	(86)	(261)
Profit for operations classified in other categories	5	2	4	2	14
Other adjustments	(10)	-	(3)	-	(16)

Consolidated profit before income tax	1,381	1,742	801	869	3,374

* Restated following deconsolidation of a previously consolidated subsidiary of Bezeq International

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 11 - SUMMARY OF FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	2,220	1,983	2,071
Non-current assets	3,103	2,868	2,821

	5,323	4,851	4,892

Current liabilities	1,406	1,155	1,198
Long-term liabilities	645	820	732

Total liabilities	2,051	1,975	1,930
Equity	3,272	2,876	2,962

	5,323	4,851	4,892

B.	Statement of income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues from services	1,294	1,767	628	894	3,536
Revenues from value added services	580	479	297	246	1,014
Revenues from sales of terminal equipment	1,014	576	513	289	1,182

Total revenues from services and sales	2,888	2,822	1,438	1,429	5,732

Cost of services and sales	1,829	1,843	927	920	3,754

Gross profit	1,059	979	511	509	1,978

Selling and marketing expenses	242	236	125	117	468
General and administrative expenses	61	59	29	30	127

	303	295	154	147	595

Operating profit	756	684	357	362	1,383

Financing expenses	36	30	21	18	111
Financing income	(55)	(45)	(30)	(11)	(100)

Financing expenses (income), net	(19)	(15)	(9)	7	11

Profit before income tax	775	699	366	355	1,372
Taxes on income	186	173	87	88	339

Profit for the period	589	526	279	267	1,033

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 11 – CONDENSED FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD. (CONTD.)

2.	Bezeq International Ltd.

A.	Statement of financial position

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	489	621	447
Non-current assets	661	726	591

	1,150	1,347	1,038

Current liabilities	299	371	279
Long-term liabilities	20	64	25
Total liabilities	319	435	304
Equity	831	912	734

	1,150	1,347	1,038

B.	Statement of income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010 *	2011	2010 *	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue	662	685	333	342	1,380
Operating expenses	387	411	194	201	822

Gross profit	275	274	139	141	558

Selling, marketing and development expenses	100	92	53	48	192
General and administrative expenses	54	54	26	27	109
Other, net	-	(57)	-	(57)	(63)

	154	89	79	18	238

Operating profit	121	185	60	123	320

Financing expenses	5	6	2	3	11
Financing income	(5)	(4)	(3)	(2)	(6)

Financing expenses (income), net	-	2	(1)	1	5
Share in profits of equity- accounted investees	-	3	-	1	3

Income before taxes on income	121	186	61	123	318
Taxes on income	29	32	15	16	65

Profit for the period from continuing operations	92	154	46	107	253
Profit (loss) for the period from discontinued operations		1	-	1	1

Profit for the period	92	155	46	108	254

Attributable to:
Owners of Bezeq International	92	155	46	108	254
Non-controlling interests	-	- **	-	- **	- **
Profit for the period	92	155	46	108	254

* Restated following deconsolidation of previously consolidated subsidiary
** Less than NIS 500,000

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 12 – MATERIAL EVENTS DURING THE REPORTING PERIOD AND SUBSEQUENT EVENTS

A.
On January 24, 2011, the Company's Board of Director's approved an early retirement plan for employees. According to the plan, up to 260 employees will retire from the Company at a total cost of up to NIS 281.5 million. The expense of NIS 281.5 million for the plan was recognized in the financial statements as other operating expenses.

B.
 In May 2011, the Company completed raising debt totaling NIS 2 billion, through loans from Israeli banks and an institutional organization (a group) as well as a private placement of debentures to an institutional organization (group):

(1)
A loan of NIS 600 million, which is unlinked and bears variable interest at a rate of prime minus 0.8%, repayable in one payment in May 2012. The interest for the loan is paid every three months. Subsequently, on August 1, 2011, the Board of Directors approved the repayment of this loan and approved another loan of NIS 600 million instead, bearing interest at a rate of prime plus 0.15%. The principal will be paid in 12 equal annual payments in 2012-2013. The interest will be paid twice a year.

(2)
Loans of NIS 500 million, which are unlinked and bear variable interest at a rate of prime plus 0.2%, repayable in eight equal semi-annual payments of the principal between 2017 and 2020. The interest on the loans is payable twice a year.

(3)
Loans of NIS 500 million, which are unlinked and bear fixed annual interest at a rate of 6.85%, repayable in eight equal semi-annual payments of the principal between 2017 and 2020. The interest on the loans is payable twice a year.

(4)
Unmarketable debentures in the amount of NIS 400 million, which are unlinked and bear fixed annual interest at a rate of 6.65%, repayable in eight equal semi-annual payments of the principal between 2017 and 2020. The interest on the debentures is payable twice a year.

The Company has provided the following undertakings to each of the credit providers ("the Credit Providers"):

(1)
The Company will not create additional pledges on its assets (a negative pledge), under the same terms as the negative pledge in favor of the banks and subject to the exceptions described in Note 14C(1) to the financial statements as at December 31, 2010.

(2)
The financing documents include accepted grounds for immediate repayment of the credit, including events of breach, insolvency, liquidation or receivership proceedings, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount set.

(3)
In respect of the long-term credit provided to the Company, if the Company provides an undertaking to any lender (an additional lender) regarding financial covenants, the financing organizations may (under certain circumstances) require the Company to provide them with a similar undertaking.

Some of the debt was raised by exercising the letter of undertaking for long-term credit that the Company received from a bank in February 2011, as described in Note 34A to the financial statements as at December 31, 2010. After raising the debt, the amount of credit in the letter of undertaking was reduced from NIS 1.5 billion to NIS 700 million. Further to the decision of the Board of Directors of August 1, 2011, as described above, the letter of undertaking will be cancelled.

C.
On June 1, 2011 the Company published a shelf prospectus for the issuance of shares, debentures, convertible debentures, share options, debenture options and commercial papers, in the same scope and under the same conditions defined in the shelf offering memorandums, to the extent that these will be published by the Company in the future ("the Shelf Prospectus"). Subsequently, on June 22,  2011, the Company issued an amendment to the Shelf Prospectus, which mainly included amendments to the terms of the debentures and deed of trust.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Condensed Interim Financial Statements as at June 30, 2011

NOTE 12 – MATERIAL EVENTS DURING THE REPORTING PERIOD AND SUBSEQUENT EVENTS (CONTD.)

D.
On June 29, 2011, the Company issued a shelf offering memorandum for a public offering of Debentures (Series 6 to 8) according to a shelf prospectus as described in section C above. On July 3, 2011, the Company issued debentures according to the shelf offering memorandum, as follows:

(1)
958,088,000 Debentures (Series 6) of record, of NIS 1 par value each for a gross consideration of NIS 958,088,000. The debentures are repayable in five equal annual payments on December 1st of each of the years 2018 to 2022 and bear fixed annual interest at a rate of 3.7%. The principal and interest of the debentures are linked to the CPI. The interest will be paid twice a year, beginning December 1, 2011.

(2)
424,955,000 Debentures (Series 7) of record, of NIS 1 par value each for a gross consideration of NIS 424,955,000. The debentures are repayable in five equal annual installments on December 1 of each of the years 2018 to 2022 and bear variable annual interest at the short-term loan (Makam) yield plus a margin of 1.4%. The interest will be paid four times a year, beginning September 1, 2011. Debentures (Series 7) are not linked to the CPI or any currency.

(3)
1,329,363,000 debentures (Series 8) of NIS 1 par value each, for a gross consideration of NIS 1,329,363,000. The debentures are repayable in three equal annual payments on June 1st of each of the years 2015 to 2017 and bear fixed annual interest at a rate of 5.7%. The interest will be paid twice a year, beginning December 1, 2011. Debentures (Series 8) are not linked to the CPI or any currency.

The total gross consideration for the debentures amounted to NIS 2,712,406,000. On July 3, 2011,  the net consideration of NIS 2,694,283,579 for the issuance was received (net of issuance fees). A liability for the issuance was not recorded in these financial statements. The Company invested  most of the proceeds of the issuance in a variety of shekel mutual funds.

The Company has provided the following undertakings for the debentures that were issued.

(1)
The Company will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders (negative pledge), under the same terms of the negative pledge in favor of the banks and subject to the exceptions described in Note 14C (1) to the financial statements as at December 31, 2010.

(2)
The Company will take steps so that, to the extent under its control, debentures of the relevant series will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation.

(3)
If the Company provides an undertaking towards any entity in respect of compliance with financial covenants, the Company will provide the same undertaking to its debenture holders (subject to certain exceptions).

(4)
Standard grounds were included for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership. In addition, a right has been established to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount determined.

E.
In July 2011, the Board of Directors of the Company entered into negotiations to acquire land covering 25 hectares for the construction of offices and communication facilities to replace the existing offices that are currently leased. The estimated price of the lot is NIS 125 million plus VAT. According to the Company's preliminary estimates, the overall project cost is expected to amount to NIS 700 million (including the price of the lot as described above and the relevant levies). This cost will be allocated over the project period, according to the rate of construction.

F.
In 2011, the Company recognized a capital gain of NIS 56 million from the sale of real estate and NIS 31 million from the sale of copper cables. The total consideration for these sales amounts to NIS243 million (of which a total of NIS 26 million has not yet been received).

NOTE 12 – MATERIAL EVENTS DURING THE REPORTING PERIOD AND SUBSEQUENT EVENTS (CONTD.)

G.
In July 2011, the Ministry of Communications refunded NIS 41.4 million to Pelephone for excess frequency fees paid in 2008 when exercising the right to use 3G frequencies. When exercising this right, Pelephone was required to pay the frequency fees for 2003 through the date that it exercised its right in 2008. The Ministry of Communications based the charge on the maximum frequency fees set out in the regulations from 2003. As part of the legal proceedings instituted by other cellular companies, it was determined that the Ministry of Communications will charge the companies a reduced rate, which will increase gradually every year, and only charge the maximum rate beginning in the fifth year (2008). This amount includes interest and linkage differences of NIS 5.4 million, which will be recognized in the statement of income as financing interest. The balance will be recognized as amortization of the intangible asset.